Laurie Dee

+1.714.830.0679

laurie.dee@morganlewis.com

May 17, 2024

VIA EDGAR

Ms. Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	City National Rochdale Funds (File Nos. 333-16093 and 811-07923) (the “CNR Funds” or the “Registrant”) and City National Rochdale Select Strategies Fund (File Nos. 333-214903 and 811-23217) (the “Select Strategies Fund” or the “Registrant,” and together with the CNR Funds, the “Registrants”)

Dear Ms. Miller:

On behalf of the Registrants, we are filing this letter to respond in writing to the comments you provided by telephone on April 18, 2024, in connection with the U.S. Securities and Exchange Commission (the “SEC”) staff’s review under the Sarbanes-Oxley Act of 2002 of (i) the September 30, 2023, annual report filed with the SEC on December 8, 2023, on Form N-CSR for the CNR Funds, and (ii) the January 31, 2023, annual report filed with the SEC on April 11, 2023, on Form N-CSR for the Select Strategies Fund. The Registrants’ responses to all of the comments are included below. Capitalized terms used herein but not defined shall have the same meaning assigned to them in the relevant annual report.

1.	Comment:	With respect to the Fixed Income Opportunities Fund, please explain why the Schedule of Investments was not categorized by type of investment and the related industry. See Reg. S-X Section 12-12, footnote 2. In the report, 15% of the assets were classified as invested in mortgage-backed securities; however, the 15% was not further disaggregated by industry.

Response:	The Registrant notes that historically, it presented industries only when the investment type constituted more than 25% of a Fund’s assets. The Registrant confirms that in future reports to shareholders, mortgage-backed securities will be disaggregated by industry.

Morgan, Lewis & Bockius llp 600 Anton Boulevard Suite 1800 Costa Mesa, CA 92626-7653 United States	+1.714.830.0600 +1.714.830.0700

U.S. Securities and Exchange Commission

May 17, 2024

2.	Comment:	With respect to the Select Strategies Fund, please explain why the disclosure of significant unobservable inputs, including range and weighted average, was not included. See ASC 820-10-50-2 (bbb). The Fund adjusts NAVs for industry loss data, but provides no range or weighted average for that information.

Response:	Registrant acknowledges the comment and confirms that, when applicable, the disclosure of significant unobservable inputs, including range and weighted average, will be included in future reports to shareholders.

3.	Comment:	With respect to the Select Strategies Fund, please explain where the Fund discloses the reasons for transfers of Level 3 investments. See ASC 820-10-50.

Response:	Registrant acknowledges the comment and confirms that, when applicable, the reasons for transfers of Level 3 investments will be included in future reports to shareholders.

4.	Comment:	According to the Notes to Financial Statements, certain Funds have certain commitments and contingencies. However, the relevant balance sheets do not have disclosure by line item that reference the Notes to Financial Statements. Please correct this in future shareholder reports. See Reg. S-X 6-04.15. With respect to the Select Strategies Fund, this comment relates to recoupment amounts. With respect to the Fixed Income Opportunities Fund, the comment relates to unfunded commitments.

Response:	The Registrants confirm that for Funds that have certain commitments and/or contingencies, the relevant balance sheets in future reports to shareholders will have disclosure by line item that references the Notes to Financial Statements.

5.	Comment:	The SEC staff noted that the Fixed Income Opportunities Fund dissolved its wholly-owned subsidiary. Please explain in correspondence if this resulted in a realization event for accounting and tax purposes.

Response:	The Registrant notes that City National Rochdale Fixed Income Opportunities (Ireland) Limited, the Fixed Income Opportunities Fund’s wholly-owned subsidiary (the “Irish Subsidiary”), is currently in the process of liquidation, pending final approval from Ireland’s Office of the Revenue Commissioners. The reorganization of the Irish Subsidiary into CNR FIOF Investments (Ireland) Limited, a company organized under the laws of Ireland, was treated as a mere change in form for U.S. federal income tax purposes, and therefore, it did not result in realization or recognition of income or gain for U.S. federal income tax purposes.

U.S. Securities and Exchange Commission

May 17, 2024

6.	Comment:	The Fixed Income Opportunities Fund invests in both forward currency contracts and futures. Please explain whether these investments are addressed in item 4 of the summary prospectus.

Response:	The Registrant confirms that forward currency contracts and futures are not addressed in the item 4 disclosure of the Fixed Income Opportunities Fund’s summary prospectus because such investments are not part of the Fund’s principal investment strategies. The Registrant notes that such investments are addressed in the item 16(b) disclosure in the Fixed Income Opportunities Fund’s statement of additional information (“SAI”) dated January 29, 2024, which was filed with the SEC on January 31, 2024 (SEC Accession No. 0001398344-24-001506), pursuant to Rule 497 under the Securities Act of 1933, as amended. Specifically, the “Futures and Options on Futures” subsection on page 13 of the SAI states, in relevant part, that the Fixed Income Opportunities Fund “may invest in futures contracts and options on futures contracts as a non-principal investment strategy.” Additionally, the “Forward Foreign Currency Contracts” subsection on page 32 of the SAI states, in relevant part, that the Fixed Income Opportunities Fund “may enter into forward foreign currency contracts as a non-principal investment strategy.” The Registrant further confirms that as of September 30, 2023, the Fixed Income Opportunities Fund’s investments in forward currency contracts and futures represented approximately 0.277% of the Fund’s net assets.

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Please contact the undersigned at (714) 830-0679 or laurie.dee@morganlewis.com should you have any additional questions or comments.

Very truly yours,

/s/ Laurie A. Dee

Laurie A. Dee